EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

July 29, 2015

In this Management’s Discussion and Analysis (MD&A), “we”, “Shopify” and “the Company” refer to Shopify Inc. and its subsidiaries. In this MD&A, we explain Shopify’s results of operations and cash flows for the three and six months ended June 30, 2015, and our financial position as of June 30, 2015. You should read this MD&A together with our unaudited condensed consolidated financial statements and the related notes for the same period. You should also refer to the Company’s audited consolidated financial statements and the accompanying notes, and management’s discussion and analysis for financial condition and results of operations for the fiscal year ending December 31, 2014, which information is contained in our supplemented PREP Prospectus dated May 20, 2015 (Prospectus). These documents and additional information regarding Shopify are available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All amounts are in U.S. dollars except where otherwise indicated.

Our MD&A is intended to enable readers to gain an understanding of Shopify’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current quarter and year-to-date periods with the same periods from the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current expectations, which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding managements’ expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking statements” below.

Forward-looking statements

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. These forward-looking statements include, among other things, statements relating to:

•	the Company’s expectations regarding its revenue, costs, expenses and operations;

•	the Company’s anticipated cash needs and its needs for additional financing;

•	the acceptance by the Company’s merchants and the marketplace of new technologies and solutions;

•	the Company’s ability to attract new merchants and develop and maintain existing merchants;

•	the Company’s sales and marketing efforts;

•	the Company’s ability to attract and retain personnel;

•	the Company’s ability to manage its growth;

•	the Company’s ability to grow merchants’ revenue, expand the number of sales channels, develop new solutions and enhance our ecosystem;

•	the Company’s expectations with respect to acceptance and advancement of its product offerings;

•	the costs of regulatory compliance;

•	the Company’s expectations regarding interest rates; and

•	anticipated trends and challenges in the Company’s business and the markets in which it operates.

In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “potential”, “seek”, “believe”, “predicts” or “continue”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements.

These forward-looking statements are based on the Company’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although we believe that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and we cannot assure readers that actual results will be consistent with these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors which may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” section in our Prospectus and elsewhere in this MD&A, including but not limited to risks related to:

•	merchant acquisition and retention

•	managing our growth

•	our history of losses

•	our limited operating history

•	our ability to innovate

•	payments processed through Shopify Payments

•	our reliance on a single supplier to provide the technology we offer through Shopify Payments

•	serious software errors or defects

•	a disruption of service

•	achieving or maintaining data transmission capacity

•	our reliance on strategic relationships with third parties

•	maintaining a consistently high level of customer service

•	our ability to adapt to changing technologies

•	worldwide economic conditions

•	security of merchant and customer information

•	protection of our intellectual property

•	intellectual property infringement

•	our use of “open source” software

•	our ability and the ability of our merchants to generate traffic

•	maintaining, promoting and enhancing our brand

•	our ability to hire, retain and motivate qualified personnel

•	our reliance on key personnel

•	activities of our merchants

•	exchange rate fluctuations

•	fluctuations in quarterly operating results

•	international sales and expansion

•	our ability to maintain compatibility of our solutions with third-party apps and themes

•	reliance on third-party hardware and software

•	competition in our industry and markets

•	managing acquisitions and investments

•	provisions of our current or potential future debt instruments which may restrict our ability to pursue our business strategies

•	our ability to raise sufficient debt or equity financing to continue our operations or support our business growth

•	tax matters

•	consumers’ and merchants’ willingness to use the internet for commerce

The forward-looking statements made in this MD&A are provided as of the date of this MD&A, or as of the date they are otherwise stated to be made, and are subject to change after such date. We caution readers that actual events and results may differ materially from those anticipated in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements that may be contained in this MD&A, except as required by law. Any investors or readers of this document should not place undue reliance on forward-looking statements or the information contained in those statements.

Overview

Shopify provides a leading cloud-based commerce platform designed for small and medium-sized businesses, or SMBs. Merchants use our software to run their business across all of their sales channels, including web, tablet and mobile storefronts, social media storefronts, and brick-and-mortar and pop-up shops. While we started Shopify to help merchants design, set up and manage their online stores, we have expanded far beyond that. Whether a merchant is starting their business online or offline, we provide a platform for merchants to create an omni-channel experience that helps showcase the merchant’s brand and grow its business. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, build customer relationships and leverage analytics and reporting. Merchants can also use Shopify Mobile, our iPhone and Android application, to manage their business on the go. The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. We have also designed our platform with a robust technical infrastructure able to manage large spikes in traffic. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all merchants are always using the latest technology.

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. The platform’s functionality is highly extensible and can be expanded through our application program interface, or API, and the over 1,000 apps available in the Shopify App Store. This ecosystem helps drive growth of our merchant base, which in turn further accelerates growth of the ecosystem.

We principally generate revenues through the sale of subscriptions to our platform. During the six months ended June 30, 2015, subscription solutions revenues accounted for 58.1% of our total revenues (67.4% in the six months ended June 30, 2014). We offer a range of plans that increase in price depending on additional features and economic considerations. We also offer Shopify Plus, which caters to merchants with higher volume sales and additional functionality requirements. The flexibility of our pricing plans is designed to help our merchants grow and to provide more advanced features and support as their business needs evolve. Our Basic Plan allows merchants to sell unlimited products with 1GB of file storage (along with unlimited bandwidth and chat and email support). Our Professional Plan provides additional features including gift cards, professional reports and abandoned cart recovery. For larger, higher volume businesses, we offer premium features and dedicated support to allow merchants to easily manage millions of orders. Revenue from subscription solutions is generated through the sale of subscriptions to our platform as well as from the sale of themes and apps and registration of domain names. Our merchants typically enter into monthly subscription plans so we do not believe deferred revenue is an accurate indicator of future revenue. Instead, we believe Monthly Recurring Revenue, or MRR, is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $28.6 million in the six months ended June 30, 2014 to $47.8 million in the six months ended June 30, 2015, representing an increase of 67.1%.

We also offer a variety of merchant solutions that are intended to add value to our merchants and supplement our subscription solutions. We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. During the six months ended June 30, 2015, merchant solutions revenues accounted for 41.9% of total revenues (32.6% in the six months ended June 30, 2014). In August 2013, we launched Shopify Payments in the United States and have since released Shopify Payments in other jurisdictions. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. As a result of the launch of Shopify Payments, we have seen significant growth in the revenues generated from our merchant solutions. In addition to payment processing fees from Shopify Payments, we also generate revenue from transaction fees, referral fees from partners, and sales of point-of-sale, or POS, hardware. Our merchant solutions revenues are directionally correlated with the level of Gross Merchandise Volume, or GMV, that our merchants process through our platform. Merchant solutions revenues increased from $13.9 million in the six months ended June 30, 2014 to $34.5 million in the six months ended June 30, 2015, representing an increase of 148.5%.

Our business model is driven by our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, grow our merchants’ revenue on our platform, offer more sales channels that can connect to the platform, develop new solutions to extend the functionality of our platform, enhance our ecosystem and partner programs, provide a high level of merchant service and support, and hire, retain and motivate qualified personnel. As of June 30, 2015, Shopify had 780 employees.

We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants. We further believe this will result in revenue increasing faster than the increase in sales and marketing, research and development and general and administrative expenses as we reach economies of scale. However, we expect to continue to incur losses in the near term. If we are unable to achieve our revenue growth objectives, we may not be able to achieve profitability.

Key Performance Indicators

Key performance indicators that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue and Gross Merchandise Volume. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Monthly Recurring Revenue

We calculate Monthly Recurring Revenue, or MRR, at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee revenue in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast and predict monthly, quarterly and annual subscription solutions revenue. We had $8.5 million of MRR as at June 30, 2015.

Gross Merchandise Volume

Gross Merchandise Volume, or GMV, is the total dollar value of orders processed through our platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV processed through our platform is an indicator of the success of our merchants and the strength of our platform. For the three and six months ended June 30, 2015 we had GMV of $1.6 billion and $3.0 billion respectively.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform. We also generate associated subscription solutions revenues from the sale of themes and apps and registration of domain names.

We offer subscription plans with various price points, from starter plans to Shopify Plus, a plan for merchants with higher volume sales and additional functionality requirements. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms that allow them to realize a small discount relative to our monthly subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Most merchants purchase subscription plans directly from us, although a small number of subscription plans are purchased through third-parties with whom we have reseller agreements in place. Where we contract directly with the merchant, subscription fees are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period. These subscription fees are non-refundable. Where we have reseller agreements in place, we bill the reseller for eligible merchants on a monthly basis and do not record deferred revenues on our consolidated balance sheet in connection with these subscriptions.

We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes and apps and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is generally an annual term. Revenues from the sale of apps are recognized net of amounts attributable to the third-party app developers, while revenues from the sale of themes and domains are recognized on a gross basis. Revenues from the sale of themes and apps and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscriptions arrangement or because they are charged on a recurring basis.

Merchant Solutions

We generate merchant solutions revenues from payment processing fees from Shopify Payments, transaction fees, referral fees from partners and sales of POS hardware.

The majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments is recognized at the time of the transaction. For Shopify Payments transactions, fees are determined based on a percentage of the dollar amount processed. Card-not-present transactions also include an additional per transaction fee.

For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV processed. We bill our merchants for transaction fees at the end of a 30-day billing cycle and any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.

We also generate revenues in the form of referral fees from partners to whom we direct business. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we continue to earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.

In connection with Shopify POS, a mobile application that lets merchants sell their products in a physical or retail setting, we sell compatible hardware products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with hosting infrastructure, billing processing fees and operations and merchant support expenses. Operations and merchant support expenses include costs associated with our data and network infrastructure and personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount. We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business and over time we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold by us. The amount paid to the third-party developer varies depending on whether the developer has agreed to provide ongoing support to the merchant in connection with the merchant’s use of the theme.

Also included as cost of subscription solutions are domain registration fees and amortization of internal use software relating to the capitalized costs associated with the development of the platform and data infrastructure.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, Mastercard and American Express) as well as third-party processing fees. We introduced Shopify Payments in the United States in August 2013, in Canada in September 2013 and in the United Kingdom in November

2014. Principally as a result of introducing Shopify Payments, our cost of merchant solutions has increased significantly. Cost of merchant solutions also consists of costs associated with hosting infrastructure and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Cost of merchant solutions also includes costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments. Also included within cost of merchant solutions is amortization of internal use software relating to capitalized costs associated with the development of merchant solutions.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases and the volume processed also grows. The gross margin percentage on merchant solutions is expected to stabilize in the short term. In the longer term, we believe that we will see increases in our gross margin as additional merchant solutions offerings are launched.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include commissions, travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred. We plan to continue to expand sales and marketing efforts to attract new merchants, retain existing merchants and increase revenues from both new and existing merchants. This growth will include adding outbound sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Over time, we expect sales and marketing expenses will continue to decline as a percentage of total revenues.

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development and product design, contractor and consultant fees and corporate overhead allocations. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. In the past, these expenses have been reduced by Canadian federal Scientific Research and Experimental Development Program, or SR&ED, tax credits. As a public company, we are no longer able to reduce our research and development expenses through refundable SR&ED credits, which has caused our research and development expenses to increase. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, we expect our research and development expenses will continue to decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, data analytics, administrative, human resources and IT personnel, legal costs, professional fees, other corporate expenses and corporate overhead allocations. We expect that general and administrative expenses will increase on an absolute dollar basis but decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. We also anticipate increases to general and administrative expenses as we incur the costs of compliance associated with being a public company, including increased accounting and legal expenses.

Other Income (Expenses)

Other income (expenses) consists primarily of transaction gains or losses on foreign currency, interest income net of interest expense and gains or losses on asset disposals.

Results of Operations

The following table sets forth our consolidated statement of operations for the three and six-month periods ended June 30, 2015 and 2014.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$25,459	$15,567	$47,811	$28,620
Merchant solutions	19,467	8,113	34,463	13,870

	44,926	23,680	82,274	42,490
Cost of revenues (1):
Subscription solutions	5,422	3,842	10,455	7,126
Merchant solutions	14,252	5,523	25,001	9,421

	19,674	9,365	35,456	16,547

Gross profit	25,252	14,315	46,818	25,943

Operating expenses:
Sales and marketing (1)	16,091	12,569	29,631	22,287
Research and development (1)(2)	8,800	6,647	16,113	12,733
General and administrative (1)	3,822	2,138	8,011	3,934

	28,713	21,354	53,755	38,954

Loss from operations	(3,461)	(7,039)	(6,937)	(13,011)

Other income (expense):
Interest income, net	30	13	41	23
Foreign exchange gain (loss)	135	146	(930)	(257)

	165	159	(889)	(234)

Net loss and comprehensive loss	$(3,296)	$(6,880)	$(7,826)	$(13,245)

Net loss per share—basic and diluted (3)	$(0.06)	$(0.18)	$(0.17)	$(0.34)
Weighted average shares used to compute net loss per share attributable to shareholders	53,040,539	38,866,937	46,230,413	38,755,733

(1)	Includes stock-based compensation expense as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(in thousands)
Cost of revenues	$72	$66	$131	$106
Sales and marketing	182	157	356	290
Research and development	826	628	1,605	1,497
General and administrative	491	118	919	191

Total stock-based compensation expense	1,571	969	3,011	2,084

(2)	Net of refundable tax credits ($296 and $480 for the six months ended June 30, 2015 and 2014, respectively, and nil and $240 for the three months ended June 30, 2015 and 2014, respectively).

(3)	Does not give effect to the conversion of our Series A, Series B and Series C convertible preferred shares into Class B multiple voting shares, which occurred upon the consummation of our initial public offering.

The following table sets forth our consolidated statement of operations as a percentage of total revenues for the three and six months period ended June 30, 2015 and 2014:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenues
Subscription solutions	56.7%	65.7%	58.1%	67.4%
Merchant solutions	43.3%	34.3%	41.9%	32.6%

	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	12.1%	16.2%	12.7%	16.8%
Merchant solutions	31.7%	23.3%	30.4%	22.2%

	43.8%	39.5%	43.1%	39.0%

Gross profit	56.2%	60.5%	56.9%	61.0%

Operating expenses
Sales and marketing	35.8%	53.1%	36.0%	52.5%
Research and development	19.6%	28.1%	19.6%	30.0%
General and administrative	8.5%	9.0%	9.7%	9.3%

Total operating expenses	63.9%	90.2%	65.3%	91.8%

Loss from operations	-7.7%	-29.7%	-8.4%	-30.8%

Other income (expenses)	0.4%	0.7%	-1.1%	-0.6%

Net Loss and comprehensive loss	-7.3%	-29.0%	-9.5%	-31.4%

Results of Operations for the Three and Six Months Ended June 30, 2015 and 2014

Revenues

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2015	2014	Amount	%	2015	2014	Amount	%
	(in thousands, except percentages)
Revenues:
Subscription solutions	$25,459	$15,567	$9,892	63.5%	$47,811	$28,620	$19,191	67.1%
Merchant solutions	19,467	8,113	11,354	139.9%	34,463	13,870	20,593	148.5%

	$44,926	$23,680	$21,246	89.7%	$82,274	$42,490	$39,784	93.6%

Percentage of revenues:
Subscription solutions	56.7%	65.7%			58.1%	67.4%
Merchant solutions	43.3%	34.3%			41.9%	32.6%

Total revenues	100.0%	100.0%			100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $9.9 million, or 63.5%, for the three months ended June 30, 2015 compared to the same period in 2014. The increase was primarily a result of growth in the number of merchants using our platform.

Subscription solutions revenues increased $19.2 million, or 67.1%, for the six months ended June 30, 2015 compared to the same period in 2014. The increase was primarily a result of growth in the number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $11.4 million, or 139.9%, for the three months ended June 30, 2015 compared to the same period in 2014. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $9.7 million compared to the same period in 2014. Additionally, revenue from transaction fees and referral fees from partners increased by $0.8 million and $0.6 million, respectively, during the three months ended June 30, 2015 as a result of the increase in GMV processed through our platform compared to the same period in 2014. Merchant solutions also includes the sale of POS hardware, which increased by $0.2 million in the three months ended June 30, 2015 as a result of increased demand for our POS solution compared to the same period in 2014.

Merchant solutions revenues increased $20.6 million, or 148.5%, for the six months ended June 30, 2015 compared to the same period in 2014. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $17.4 million compared to the same period in 2014. Additionally, revenue from transaction fees and referral fees from partners increased by $1.6 million and $1.0 million, respectively, during the six months ended June 30, 2015 as a result of the increase in GMV processed through our platform compared to the same period in 2014. Merchant solutions also includes the sale of POS hardware, which increased by $0.5 million in the six months ended June 30, 2015 as a result of increased demand for our POS solution compared to the same period in 2014.

Cost of Revenues

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2015	2014	Amount	%	2015	2014	Amount	%
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$5,422	$3,842	$1,580	41.1%	$10,455	$7,126	$3,329	46.7%
Cost of merchant solutions	14,252	5,523	8,729	158.0%	25,001	9,421	15,580	165.4%

Total cost of revenues	$19,674	$9,365	$10,309	110.1%	$35,456	$16,547	$18,909	114.3%

Percentage of total revenues	12.1%	16.2%			12.7%	16.8%
	31.7%	23.3%			30.4%	22.2%

	43.8%	39.5%			43.1%	38.9%

Cost of Subscription Solutions

Cost of subscription solutions increased $1.6 million, or 41.1%, for the three months ended June 30, 2015 compared to the same period in 2014. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in a $0.4 million increase in employee-related costs, a $0.1 million increase in payments to third-party theme developers and domain registration providers, a $0.5 million increase in amortization from our investment in software and hardware relating to our data centers, a $0.3 million increase in credit card fees for processing merchant billings and a $0.4 million increase in third-party server costs.

Cost of subscription solutions increased $3.3 million, or 46.7%, for the six months ended June 30, 2015 compared to the same period in 2014. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in a $0.7 million increase in employee-related costs, a $0.5 million increase in payments to third-party theme developers and domain registration providers, a $1.0 million increase in amortization from our investment in software and hardware relating to our data centers, a $0.5 million increase in credit card fees for processing merchant billings and a $0.7 million increase in third-party server costs.

Cost of Merchant Solutions

Cost of merchant solutions increased $8.7 million, or 158.0%, for the three months ended June 30, 2015 compared to the same period in 2014. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in payment processing fees increasing by $8.3 million for the three months ended June 30, 2015 as compared to the same period in 2014.

Cost of merchant solutions increased $15.6 million, or 165.4%, for the six months ended June 30, 2015 compared to the same period in 2014. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in payment processing fees increasing by $14.8 million for the six months ended June 30, 2015 as compared to the same period in 2014.

Gross Profit

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2015	2014	Amount	%	2015	2014	Amount	%
	(in thousands, except percentages)
Gross profit	$25,252	$14,315	$10,937	76.4%	$46,818	$25,943	$20,875	80.5%
Percentage of total revenues	56.2%	60.5%			56.9%	61.1%

Gross profit increased $10.9 million, or 76.4%, for the three months ended June 30, 2015 compared to the same period in 2014. As a percentage of total revenues, gross profit decreased from 60.5% in the three months ended June 30, 2014 to 56.2% in the three months ended June 30, 2015, principally due to the faster growth of merchant solutions revenue compared to subscription solutions revenue. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. The lower gross margin percentage on merchant solutions is mainly due to third-party costs associated with providing payment-processing services such as credit card interchange and network fees (charged by credit card providers such as Visa, Mastercard and American Express) as well as third-party processing fees.

Gross profit increased $20.9 million, or 80.5%, for the six months ended June 30, 2015 compared to the same period in 2014. As a percentage of total revenues, gross profit decreased from 61.1% in the six months ended June 30, 2014 to 56.9% in the six months ended June 30, 2015, principally due to the faster growth of merchant solutions revenue compared to subscription solutions revenue. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. The lower gross margin percentage on merchant solutions is mainly due to third-party costs associated with providing payment-processing services.

Operating Expenses

Sales and Marketing

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2015	2014	Amount	%	2015	2014	Amount	%
	(in thousands, except percentages)
Sales and marketing	$16,091	$12,569	$3,522	28.0%	$29,631	$22,287	$7,344	33.0%
Percentage of total revenues	35.8%	53.1%			36.0%	52.5%

Sales and marketing expenses increased $3.5 million, or 28.0%, for the three months ended June 30, 2015 compared to the same period in 2014, primarily due to an increase of $1.9 million in marketing programs, such as advertisements on search engines and social media, to support the growth of our business. In addition, employee-related costs increased by $1.3 million in the three months ended June 30, 2015 resulting from the growth in sales and marketing headcount.

Sales and marketing expenses increased $7.3 million, or 33.0%, for the six months ended June 30, 2015 compared to the same period in 2014, primarily due to an increase of $4.4 million in marketing programs, such as advertisements on search engines and social media, to support the growth of our business. In addition, employee-related costs increased by $2.2 million in the six months ended June 30, 2015 resulting from the growth in sales and marketing headcount. Allocated facilities expenses increased $0.2 million in the six months ended June 30, 2015 relative to the six months ended June 30, 2014 as a result of the facilities expansion required to support the growth in our employee base and software license costs increased by $0.3 million as a result of the growth of our business.

Research and Development

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2015	2014	Amount	%	2015	2014	Amount	%
	(in thousands, except percentages)
Research and development	$8,800	$6,647	$2,153	32.4%	$16,113	$12,733	$3,380	26.5%
Percentage of total revenues	19.6%	28.1%			19.6%	30.0%

Research and development expenses increased $2.2 million, or 32.4%, for the three months ended June 30, 2015 compared to the same period in 2014, primarily due to an increase of $1.6 million in employee-related costs resulting from the growth in research and development headcount. Allocated facilities expenses increased $0.5 million in the three months ended June 30, 2015 relative to the three months ended June 30, 2014 as a result of the facilities expansion required to support the growth in our employee base.

Research and development expenses increased $3.4 million, or 26.5%, for the six months ended June 30, 2015 compared to the same period in 2014, primarily due to an increase of $2.5 million in employee-related costs resulting from the growth in research and development headcount. Allocated facilities expenses increased $0.8 million in the six months ended June 30, 2015 relative to the six months ended June 30, 2014 as a result of the facilities expansion required to support the growth in our employee base.

General and Administrative

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2015	2014	Amount	%	2015	2014	Amount	%
	(in thousands, except percentages)
General and administrative	$3,822	$2,138	$1,684	78.8%	$8,011	$3,934	$4,077	103.6%
Percentage of total revenues	8.5%	9.0%			9.7%	9.3%

General and administrative expenses increased $1.7 million, or 78.8%, for the three months ended June 30, 2015 compared to the same period in 2014, primarily due to an increase of $1.2 million in employee-related costs resulting from the growth in general and administrative headcount. Also contributing to the increase in general and administrative expenses was a $0.2 million increase in allocated facilities expense, a $0.2 million increase in professional service fees and a $0.1 million increase in software license costs, which all increased as a result of the growth of our business.

General and administrative expenses increased $4.1 million, or 103.6%, for the six months ended June 30, 2015 compared to the same period in 2014, primarily due to an increase of $2.1 million in employee-related costs resulting from the growth in general and administrative headcount. Also contributing to the increase in general and administrative expenses was a $0.3 million increase in allocated facilities expense, a $0.7 million increase in professional service fees and a $0.3 million increase in software license costs, which all increased as a result of the growth of our business. In 2014, we determined that we owed amounts related to sales and use taxes in various U.S. states and local jurisdictions. During the six months ended June 30, 2015 we registered in applicable states, filed voluntary disclosure agreements and began charging sales taxes to our merchants. In the six months ended June 30, 2015, we recognized sales taxes of $0.6 million within general and administrative expenses, while no sales tax expense was recognized for the six months ended June 30, 2014.

Other Income (Expenses)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2015	2014	Amount	%	2015	2014	Amount	%
	(in thousands, except percentages)
Other income (expenses), net	$165	$159	$6	*	$(889)	$(234)	$(655)	*

*	Not a meaningful comparison

Other income was relatively unchanged in the three months ended June 30, 2015 compared to the same period in 2014.

Other expenses increased by $0.7 million in the six months ended June 30, 2015 compared to the same period in 2014. In the six months ended June 30, 2015, we recognized $0.9 million of foreign exchange losses due to fluctuations in foreign exchange rates, whereas in the six months ended June 30, 2014, we recognized $0.3 million of foreign exchange losses.

Profit (Loss)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2015	2014	Amount	%	2015	2014	Amount	%
	(in thousands, except per share)
Net loss and comprehensive loss	$(3,296)	$(6,880)	$3,584	*	$(7,826)	$(13,245)	$5,419	*
Basic and diluted net loss per share attributable to shareholders	$(0.06)	$(0.18)			$(0.17)	$(0.34)
Weighted average shares used to compute net loss per share attributable to shareholders	53,040,539	38,866,937			46,230,413	38,755,733

*	Not a meaningful comparison

The basic and diluted net loss per share attributable to shareholders for the three and six month periods ended June 30, 2015 are not necessarily comparable with the same periods in 2014 as a result of our Initial Public Offering (“IPO”) of Class A subordinate voting shares in 2015 and the conversion of convertible preferred shares into class B multiple voting shares.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended June 30, 2015. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our audited consolidated financial statements and related notes. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	June 30, 2015
	(in thousands, except per share data)
Revenues
Subscription solutions	$10,082	$12,068	$13,053	$15,567	$17,690	$20,358	$22,352	$25,459
Merchant solutions	2,653	5,667	5,757	8,113	9,656	14,824	14,996	19,467

	12,735	17,735	18,810	23,680	27,346	35,182	37,348	44,926
Cost of revenues (1)
Subscription solutions	2,344	2,730	3,284	3,842	4,615	5,049	5,033	5,422
Merchant solutions	869	3,756	3,898	5,523	6,492	10,520	10,749	14,252

	3,213	6,486	7,182	9,365	11,107	15,569	15,782	19,674

Gross profit	9,522	11,249	11,628	14,315	16,239	19,613	21,566	25,252
Operating expenses:
Sales and marketing (1)	6,158	7,828	9,718	12,569	11,433	12,209	13,540	16,091
Research and development (1)(2)	4,106	5,218	6,086	6,647	6,563	6,619	7,313	8,800
General and administrative (1)(3)	1,052	1,432	1,796	2,138	2,352	5,280	4,189	3,822

	11,316	14,478	17,600	21,354	20,348	24,108	25,042	28,713

Loss from operations	(1,794)	(3,229)	(5,972)	(7,039)	(4,109)	(4,495)	(3,476)	(3,461)

Other income (expense):
Interest income, net	6	17	10	12	15	20	11	30
Gain / (loss) on asset disposal	—	(73)	—	1	—	(101)	—	—
Foreign exchange gain (loss)	252	(97)	(403)	146	(174)	(222)	(1,065)	135

	258	(153)	(393)	159	(159)	(303)	(1,054)	165

Net loss and comprehensive loss	$(1,536)	$(3,382)	$(6,365)	$(6,880)	$(4,268)	$(4,798)	$(4,530)	$(3,296)

Net loss per share—basic and diluted (4)	$(0.04)	$(0.09)	$(0.16)	$(0.18)	$(0.11)	$(0.12)	$(0.12)	$(0.06)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended,
	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	June 30, 2015
	(in thousands)
Cost of revenues	$35	$60	$40	$65	$54	$100	$59	$72
Sales and marketing	137	151	133	157	161	245	174	182
Research and development	430	514	869	628	513	766	779	826
General and administrative	47	54	73	118	156	365	428	491

Total stock-based compensation expense	$649	$779	$1,115	$968	$884	$1,476	$1,440	$1,571

(2)	Includes refundable tax credits as follows:

	Three Months Ended,
	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	June 30, 2015
	(in thousands)
Refundable tax credits	$241	$333	$240	$240	$240	$575	$300	$—

(3)	Includes non-recurring sales and use tax expense as follows:

	Three Months Ended,
	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	June 30, 2015
	(in thousands)
Sales and Use Tax Expense	$—	$—	$—	$—	$—	$2,182	$566	$—

(4)	Does not give effect to the conversion of our Series A, Series B and Series C convertible preferred shares into Class B multiple voting shares, which occurred upon the consummation of our IPO.

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Our quarterly revenue increased sequentially for each period presented, primarily due to sales of new subscriptions to our platform as well as the introduction and growth of merchant solutions. We cannot assure you that this pattern of sequential growth in revenue will continue.

Our gross margin percentage has declined over the past eight quarters primarily due to the impact of Shopify Payments. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. As a result, while our total revenues have increased in recent periods as a result of offering Shopify Payments, our cost of revenues has increased in these periods. Although merchant solutions generally have a lower gross margin than subscription solutions, we believe that our merchant solutions make it easier for our merchants to start a business and grow on our platform.

Quarterly Operating Expenses Trends

Total operating expenses generally increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities, raising approximately $226.0 million, net of issuance costs, from investors to date.

In 2011, we entered into a revolving credit facility with a Canadian chartered bank that is renewable annually. In 2013, the borrowing limit on this credit facility was increased to C$1.5 million. This credit facility is secured by cash and cash equivalents and its interest rate is tied to the Bank of Canada prime lending rate plus 0.3%. As at the date of this MD&A, no amounts were drawn on this credit facility and C$1.0 million under the facility was pledged as collateral for letters of credit.

In March 2015, we entered into a credit facility with Silicon Valley Bank, which provides for a $25.0 million revolving line of credit bearing interest at the U.S. prime rate, as established by the Wall Street Journal plus or minus 25 basis points per annum. As at June 30, 2015 the effective rate was 3.00%. The credit facility is collateralized by substantially all of our assets, including the stock of our subsidiaries, but excluding our intellectual property, which is subject to a negative pledge and has a maturity date of March 11, 2016. As at the date of this MD&A, no amounts have been drawn under this credit facility and we are in compliance with all of the covenants contained therein.

Our principal cash requirements are for working capital and capital expenditures. Excluding deferred revenue, working capital at June 30, 2015 was $186.5 million. Given the ongoing cash generated from operations and our existing cash and credit facilities, we believe there is sufficient liquidity to meet our current and planned financial obligations.

Cash, Cash Equivalents and Short-Term Investments

Cash, cash equivalents, and short-term investments increased by $139.1 million to $198.8 million as at June 30, 2015 from $59.7 million as at December 31, 2014, primarily as a result of the proceeds from the IPO and net changes in working capital, while partially offset by cash used in investing activities.

Short-term investments include money market funds, U.S. term deposits, U.S federal bonds and corporate bonds all maturing within the next year from the date of the consolidated balance sheet. We believe our existing cash, cash equivalents and short-term investments will be sufficient to meet our operating working capital and capital expenditure requirements over the next 12 months and beyond. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and the expansion of sales and marketing activities.

The following table summarizes our total cash, cash equivalents and short-term investments as at June 30, 2015 and 2014 as well as our operating, investing and financing activities for the six months ended June 30, 2015 and 2014.

	Six Months Ended June 30,
	2015	2014
Cash, cash equivalents and short-term investments (end of period)	$198,829	$83,529

Net cash provided by (used in):
Operating activities	$10,641	$(3,388)
Investing activities	(41,522)	(5,868)
Financing activities	136,440	77
Effect of foreign exchange on cash and cash equivalents	(844)	(112)

Net increase (decrease) in cash and cash equivalents	104,715	(9,291)
Change in short-term investments	34,452	—

Net increase (decrease) in cash, cash equivalents and short-term investments	$139,167	$(9,291)

Cash Flows From Operating Activities

Net cash flows from operating activities for the six months ended June 30, 2015 as compared to the same period of 2014 improved by $14.0 million primarily as a result of the Company’s lower net loss, which was driven by the growth in gross profit along with decreases in selling and marketing, research and development, and general and administrative expenses as a percentage of revenue as compared to the same period in the prior fiscal year, as well as by net changes in working capital and deferred revenue.

Cash Flows From Investing Activities

To date, cash flows used in investing activities have primarily related to the purchase and sale of short-term investments, purchases of computer and hosting equipment, leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce as well as capitalized software development costs.

Net cash from investing activities in the six months ended June 30, 2015 was $41.5 million, reflecting net purchases of $34.5 million in short-term investments. Cash used in investing activities also included $11.2 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding merchant base and equipment to support our growing workforce. Additionally, $1.0 million was spent on capitalized software development costs associated with internal use software and software to support the growth of the business, while a further $0.8 million was used to purchase intangible assets to complement our platform.

Net cash used in investing activities in the six months ended June 30, 2014 was $5.9 million, reflecting $4.9 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding customer base and equipment to support our growing workforce. Additionally, $0.5 million was spent on capitalized software development costs associated with internal use software and software to support the growth of the business, while a further $0.4 million was used to purchase intangible assets to complement our platform.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, our IPO and exercises of stock options.

Net cash provided by financing activities in the six months ended June 30, 2015 was $136.4 million, reflecting $136.3 million in proceeds from the IPO, net of issuance costs, and $0.2 million in proceeds from the issuance of class B multiple voting shares as a result of stock option exercises.

Net cash provided by financing activities in the six months ended June 30, 2014 was $0.1 million, reflecting $0.1 million in proceeds from the issuance of class B multiple voting shares as a result of stock option exercises.

Contractual Obligations and Contingencies

Our principal commitments consist of obligations under our credit facility and operating leases for equipment and office space. The following table summarizes our contractual obligations as of June 30, 2015:

	Payments Due by Period
	Remainder of 2015	2016	2017	2018	2019	Thereafter
	(in thousands)
Bank indebtedness	$—	$—	$—	$—	$—	$—
Operating lease obligations (1)	2,889	6,222	7,941	7,950	8,002	50,940

Total contractual obligations	$2,889	$6,222	$7,941	$7,950	$8,002	$50,940

(1)	Consists of payment obligations under our office leases in Ottawa, Toronto, Montreal and Kitchener-Waterloo.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases (which have been disclosed under “Contractual Obligations and Contingencies”).

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

While most of our revenues are denominated in U.S. dollars, the majority of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located. As a result, we will be further exposed to currency fluctuations to the extent non-U.S. dollar based payment processing revenues increase.

Interest Rate Sensitivity

We had cash, cash equivalents and short-term investments totaling $198.8 million as of June 30, 2015, of which $73.5 million was invested in money market funds and corporate bonds. The cash and cash equivalents are held for working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as “held to maturity,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Financial Outlook

A discussion of management’s expectations as to our outlook is contained in our earnings press release dated July 30, 2015 under the section entitled “Financial Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.shopify.com.

Critical Accounting Policies and Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. In the preparation of these unaudited condensed consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

There have been no significant changes in our critical accounting policies and estimates during the six months ended June 30, 2015 as compared to the critical accounting policies and estimates described in our most recent annual consolidated financial statements.

Recently Issued Accounting Standards not yet Adopted

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard becomes effective for reporting periods beginning after December 15, 2017, with no early adoption permitted. We are currently assessing the impact of this new standard.

In February 2015, the Financial Accounting Standards Board issued ASU No. 2015-02 “Consolidations (Topic 810)—Amendments to the Consolidation Analysis”. The new standard makes amendments to the current consolidation guidance, including introducing a separate consolidation analysis specific to limited partnerships and other similar entities. Under this analysis, limited partnerships and other similar entities will be considered a variable-interest entity (“VIE”) unless the limited partners hold substantive kick-out rights or participating rights. The standard is effective for annual periods beginning after December 15, 2015. We are currently assessing the impact of this new standard.

In April 2015, the Financial Accounting Standards Board issued ASU No. 2015-05, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. The amendment is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. We are currently assessing the impact of this new standard.

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent)”, which amends ASC 820, Fair Value Measurement. The standard removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient and removes certain related disclosure requirements. The standard will be effective for our fiscal year beginning January 1, 2016. We are currently assessing the impact of this new standard.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SH). As of July 27, 2015 there were 9,095,144 Class A subordinate voting shares issued and outstanding, and 66,722,168 Class B multiple voting shares outstanding.

As of July 27, 2015 there were 14,927,945 options outstanding under the Company’s Legacy Option Plan, 10,213,593 of which were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of July 27, 2015 there were 216,150 options outstanding under the Company’s new Stock Option Plan, zero of which were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share.